SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
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HAIPING LI *	www.skadden.com	NEW YORK
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FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
CHI T. STEVE KWOK (NEW YORK)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 14, 2017

Confidential

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                 Secoo Holding Limited

CIK No. 0001633441
Response to the Staff’s Comment Letter Dated May 26, 2017

Dear Ms. Ransom and Ms. Lόpez:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 26, 2017. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on May 2, 2017.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its unaudited condensed consolidated financial statements as of March 31, 2017 and for each of the three-month periods ended March 31, 2016 and 2017; and (ii) its unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from April 1, 2015 to March 31, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.                                      We note new references to Frost & Sullivan, a third-party source, for statistical, qualitative, and comparative statements contained throughout your revised prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

In response to the Staff’s comment, the Company is providing in Annex A the relevant pages of the report prepared by Frost & Sullivan (the “Frost & Sullivan Report”) supporting the relevant third-party statements in the Revised Draft Registration Statement. The relevant portions of the Frost & Sullivan Report are also marked and indexed to the statements in the Revised Draft Registration Statement in reliance on the Frost & Sullivan Report for your easy reference.

Capitalization, page 60

2.                                      Please disclose the authorized, issued and outstanding ordinary shares and preferred shares comprising your total mezzanine equity on an actual and pro forma basis.

In response to the Staff’s comment, the Company has added the referenced disclosure under the heading Capitalization on page 61 of the Revised Draft Registration Statement to disclose the authorized, issued and outstanding ordinary shares and preferred shares comprising its total mezzanine equity on an actual and pro forma basis.

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Corporate History and Structure, page 66

3.                                      We note that the revised corporate structure includes Kuxin Tianxia (Tianjin) E-commerce Limited and Shanghai Secoo E-commerce Limited. Please include a discussion of these entities, including a brief description of the nature of their business operations, if material.

In response to the Staff’s comment, the Company has updated referenced disclosure relating to Kuxin Tianxia (Tianjin) E-commerce Limited and Shanghai Secoo E-commerce Limited under the heading Corporate History and Structure on page 68 of the Revised Draft Registration Statement.

Dilution, page 61

4.                                      Your stated net tangible book value per share does not agree with the total deficit attributable to ordinary shareholders divided by the total number of ordinary shares outstanding. Please revise your calculation of net tangible book value per share to represent the amount of your total consolidated assets less total consolidated liabilities and mezzanine equity divided by the total number of ordinary shares outstanding.

In response to the Staff’s comment, the Company has revised disclosure of net tangible book value per share to represent the amount of our total consolidated tangible assets less total consolidated liabilities and mezzanine equity divided by the total number of ordinary shares outstanding under the heading Dilution on page 63 of the Revised Draft Registration Statement.

5.                                      Please include in your dilution table the Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of your issued and outstanding redeemable convertible preferred shares into ordinary shares and (ii) the issuance of ordinary shares in the form of ADSs in the offering.

In response to the Staff’s comment, the Company has revised referenced disclosure under the heading Dilution on page 63 of the Revised Draft Registration Statement.

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Selected Consolidated Financial Data, page 71

6.                                      Please revise to include net loss from operations and the number of your ordinary shares as required by Item 3.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has added (loss)/profit from operations to the table of Selected Consolidated Statements of Comprehensive Income/(Loss) Data and added the number of outstanding ordinary shares to the table of Selected Consolidated Balance Sheets Data under the heading of Selected Consolidated Financial Data on page 73 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 73

7.                                      We note the existence of Secoo Check and your statement that it is a convenient payment method. Please disclose or cross-reference to a description and the major terms of Secoo Check. Major terms could include the number of installments and time frame over which customers may make payments and whether or not there are any fees or interest associated with installment payments. Also, to the extent there was an increase in revenues in 2016 attributable to Secoo Check and the ability of customers to make installment payments, please expand your discussion of key components of results of operations to quantify the increase.

The Company respectfully advises the Staff that Secoo Check allows customers to purchase the Company’s merchandise products online and pay the purchase price in one, three, six or twelve monthly installments. Currently, the Company does not charge installment service fees or interests to its customers. The Company manages the credit risk of Secoo Check through reviewing customers’ spending records and purchasing insurance coverage on the Secoo Check transactions.

For the year ended December 31, 2016, total transaction volume from sales using Secoo Check was approximately RMB30.6 million, which only represents approximately 1% of the Company’s transactions. Therefore, the Company does not plan to expand the discussion of key component of results of operation to quantify the increase in revenues in 2016 attributable to Secoo Check.

In response to the Staff’s comment, the Company has updated disclosure under the heading Payment on page 114 of the Revised Draft Registration Statement.

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Key Components of Results of Operations, page 74

8.                                      We note that you have provided the net GMV of your offline and online services in the Business section. Please include here a single presentation of your net GMV and revenue for your offline, online and mobile applications. Also, discuss any trends among these categories of GMV.

In response to the Staff’s comment, the Company has updated disclosure under the heading Key Components of Results of Operations on page 77 of the Revised Draft Registration Statement.

Capital Expenditures, page 84

9.                                      Please revise to include a more detailed discussion of the costs involved in your proposed strategic plans, including any material commitments for capital expenditures and proposed sources of funding. In this regard, we note your revised disclosure that you “plan to open new offline experience centers” in 2017. Your discussion should include expected cash needs and, as applicable, any known changes in capital resources and costs, any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any way, as well as any material changes in the mix or relative cost of your capital resources. Please refer to Item 4.A.6. and Item 5.D. of Form 20-F.

The Company respectfully advises the Staff that in 2017, it plans to open new offline experience centers globally. The capital expenditure for the new offline experience centers is expected to be approximately RMB20 million.

In response to the Staff’s comment, the Company has updated disclosure under the heading Capital Expenditure on page 90 of the Revised Draft Registration Statement.

Change in Registrant’s Certifying Accountant, page 92

10.                               Please revise to clarify if the decision to dismiss PricewaterhouseCoopers and engage KPMG Huazhen LLP was approved by the Board of Directors. See Item 16.F of Form 20-F.

The Company respectfully advises the Staff that the decision to dismiss PricewaterhouseCoopers and engage KPMG Huazhen LLP was approved by the Board of Directors of the Company.

In response to the Staff’s comment, the Company has updated disclosure relating to the approval by the Board of Directors under the heading Change in Registrant’s Certifying Accountant on page 99 of the Revised Draft Registration Statement.

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Business, page 98

11.                               Please provide the basis for your statements that you are “dedicated to build a company that lasts for more than 109 years” and explain the significance of the reference to that period of time on page 98, that “[y]our China Luxury E-commerce Whitebook published in 2016 has been recognized as an authority in [the] luxury product retail industry in China,” on page 100 and “that the accuracy of [y]our online authentication services has reached over 90%,” on page 109.

The Company respectfully advises the Staff that the Company aims to build a successful company for more than 100 years. The number “9” in Chinese connotates the meaning of long lasting and prosperity. The number of “109”  reflects the Company’s goal to build a long lasting operation supported by its corporate culture, business model and technology system.

Building on eight years of experience and data, the Company jointly published China Luxury E-commerce Whitebook with Tencent in 2016, which it believes was the first whitebook in China’s luxury online e-commerce industry published by a major online e-commerce Company. The Whitebook has been widely reported by more than a dozen of newspapers and major online media as an authority in the luxury product retail industry in China.

The Company believes that the accuracy of its online authentication service has reached 90% based on the data and feedback it received from the brands and customers. The Company uses online authentication services as a preliminary authentication check against its authentication standards, which enables its customers to know the authentication results early.

In response to the Staff’s comment, the Company has updated referenced disclosure under the heading Our Corporate Value and Authentication and Quality Control Procedures on pages 105 and 116 of the Revised Draft Registration Statement.

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12.                               We note disclosure here and elsewhere in your prospectus, indicating that you are “cooperating” with brand boutiques, such as Versace and Salvatore Ferragamo, “collaborat[ing]” with Tod’s and that you have established a strategic cooperation partnership with Country Garden. Please clarify if you have any formal agreements with these stores and, if so, discuss the material terms of these agreements.

The Company respectfully advises the Staff that the Company entered into (i) an online consignment agreement (“Versace Consignment Agreement”) with Versace China Limited (“Versace”) in November 2016 that was renewed to April 2018, (ii) a master distribution agreement (“Ferragamo Distribution Agreement”) with Ferragamo Fashion Trading (Shanghai) Co., Ltd. (“Ferragamo”) in February 2017 with an initial term of one year, (iii) a purchase agreement (“Tod’s Purchase Agreement”) with Italiantouch Trading (Shanghai) Co., Ltd. (an authorized online e-commerce distributor of Tod’s S.P.A. in China) (“Italiantouch”) in March 2016 with an initial term of one year, and the agreement will be automatically renewed every year after the initial term unless otherwise terminated by either party, and (iv) a joint venture agreement (“Joint Venture Agreement”) with Country Garden Pacificview Sdn. Bhd. (“Country Garden”) in June 2016.

Pursuant to the Versace Consignment Agreement, the Company provides Versace with online consignment services, including online operation/maintenance services and advertisement and promotion services on its online platform for Versace products. The Company collects cash from customers on behalf of Versace that agrees to pay service fees to the Company. The customers have the options to receive products delivered by the Company or pick up the products in Versace’s boutique stores.

Pursuant to the Ferragamo Distribution Agreement, the Company purchases products from Ferragamo and Ferragamo grants to the Company a non-exclusive right to sell and distribute its products at retail in China (excluding Hong Kong, Macau and Taiwan) through the Company’s online platform.

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Pursuant to the Tod’s Purchase Agreement, the Company provides online operating and advertisement services on its platforms for Tod’s products. Under this arrangement, the Company collects the cash from customers on behalf of Italiantouch and earns a service fee for each product sold and Italiantouch is responsible for the product delivery to the customers.

Pursuant to the Joint Venture Agreement, the Company and Country Garden jointly establish Secoo Garden Tradings Sdn. Bhd. (“Secoo Garden”) to jointly operate and conduct duty free business at Forest City in Malaysia. Country Garden holds 15% of the equity share capital of Secoo Garden, whereas the Company holds 85%. The Company is responsible for providing technical knowledge, operating the duty free business and bringing in high-end brand products. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

In response to the Staff’s comment, the Company has added referenced disclosure to discuss the material terms of the agreements under the heading Highly Reputable Platform Trusted by Brands and Customers and Offline Experience Centers on pages 107 and 113 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-15

(e) Convenience Translation

13.                               If you choose to provide the US$ convenience translation of your audited financial statements, please provide audited amounts or advise whether there exists any precedent for labeling such amounts as unaudited.

The Company respectfully advises the Staff that precedents for labelling the US$ convenience translation as unaudited include Sungy Mobile Limited (NASDAQ ticker symbol: GOM), Siliconware Precision Industries Co., Ltd. (NASDAQ ticker symbol: SPIL) and Yintech Investment Holdings Limited (NASDAQ ticker symbol: YIN).

*              *              *

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Allen Lu, Partner, KPMG Huazhen LLP

Liu Fang, Esq., Partner, Clifford Chance

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Annex A

Frost & Sullivan Report

In this chart, “Frost & Sullivan Report” refers to the report entitled “China Upscale Products Service Platform Market Independent Research” by Frost & Sullivan dated May 2017.

Item no.	Statements in Form F-1	Page no. in Form F-1	Item no. and Page no. in Supporting Documents
1.	We are Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016, according to the Frost & Sullivan Report.	1, 75, 105, 106	Item 1 on Page 66
2.	The average sales per order on our online platform was over RMB3,500 (US$508.5) in 2016, which is higher than other major ecommerce online platforms in Asia, according to the Frost & Sullivan Report.	1, 105, 106, 113	Item 2 on Page 71
3.

We believe the majority of our customers are middle and high income population in China. The middle and high income population in China have shown a high increasing propensity to purchase luxury products and services on online platforms with diversified and personalized demand, according to the Frost & Sullivan report.

		1, 105	Item 3 on Page 25; Item 23 on Page 24
4.	According to the Frost & Sullivan report, the upscale products and services market in China has experienced rapid growth within the past few years and is expected to maintain steady growth in the near future, mainly attributable to the emerging growing population with high purchasing power. According to the Frost & Sullivan report, the middle and high income population is expected to grow at a compound annual growth rate, or CAGR of 13.2% and 11.8% from 2016 to 2021, respectively. The middle and high income population altogether is expected to account for 42% of the total population in	2	Item 4 on Page 26, Item 5&6 on Page 24, Item 7 & 22 on Page 25, Item 8 & 9 on Page 47

China in 2021. The consumption behaviors of this demographic are sophisticated with high brand awareness. They appreciate authenticity, diversification and personalization and widely accept online shopping. Total online retail sales of upscale products and services in China reached RMB250.1 billion (US$36.3 billion) in 2016, representing a CAGR, of 23.1% from 2012, and expected to grow at CAGR of 18.2% from 2016 to 2021. The China online upscale products and services retail market is expected to grow more quickly than those in other countries or regions in the world, according to the Frost & Sullivan report.

5.

The key growth drivers of the online upscale products and services retail in China, according to the Frost & Sullivan report, include: (i) shift in shopping channel choices: the number of online retail consumers in China has increased from 242.0 million in 2012 to 466.7 million in 2016; (ii) changing consumption demands and preferences: consumers in China are increasingly shifting their consumption preference of upscale products and services from well-established luxury brands to other designer and trendy labels/ brands, which tend to have limited offline retail presence in selected metropolitan cities in China; and (iii) growing demands from third- and fourth-tier cities: the retail sales of upscale products and services in these cities grew at a CAGR of 15.4% from 2012 to 2016, which is more than twice of that of the first and second-tier cities.

	2	Item 11 on Page 42, Item 32 on Page 36, Item 35 on Page 36, Item 12 on Page 29, Item 43 on Page 24.
6.

According to the Frost & Sullivan report, domestic players have dominated online upscale products and services retail market in China over the past years, with a market share of 71.1% in terms of the total retail sales value in 2016. The domination of domestic players is attributable to following: (i) mix of products and services offering; (ii) localized business operations; and (iii) fast reaction to the market. In 2016, among the major players of China’s and Asia’s online upscale integrated products and services markets, Secoo ranked the highest by GMV and, among online pure upscale products e-commerce platforms, Secoo’s market shares in China and Asia were 25.3% and 15.4%,

	2, 3	Item 13 on Page 56, Item 14 on Page 64, Item 37 on Page 62, Item 1 on Page 66, Item 15 on Page 67, Item 16 on Page 68, Item 17 on Page 69

	respectively, as measured by GMV, according to the Frost & Sullivan report.
7.

According to the Frost & Sullivan report, the per capita disposable income of Chinese people increased rapidly along with the steady increase of China’s nominal GDP, accompanied by the optimization of income structure. As a result, the middle and high income segment of Chinese population with an annual income of or above RMB120,000 has experienced remarkable growth from 2012 to 2016, increasing from 228.6 million to 330.3 million, representing a CAGR of 9.6%. With the continuous development of China’s economy, the middle and high income class is expected to further increase at a CAGR of 12.5% in next five years and will represent 42% of the total Chinese population in 2021.

		100	Item 6 & 18 on page 24
8.	Chart on page 100 entitled “Middle and High Income Population (China), 2012-2021E.”	100	Item 19 on Page 24
9.	According to the Frost & Sullivan report, the increase in per capita disposable income led to an increase of the per capita consumption expenditure of Chinese people.	100	Item 20 on Page 26
10.

The middle and high income class with high purchasing power, or the high-purchasing-power consumer population, has become the major consumers of upscale products and services. Their consumption behaviors have the following features:

•         Sophisticated consumption decisions. The high-purchasing-power consumer population tend to be more capable in making informed and sophisticated decisions in upscale products and services consumption due to their brand-awareness and aesthetic appreciation.

•         Diversified and personalized consumption demands. Besides upscale

		100, 101	Item 21, 3 & 22 on Page 25, Item 18 & 23 on Page 24

apparel, bags and watches, the high-purchasing-power consumer population begin to focus on a wider range of upscale products, such as jewelry, skincare and cosmetics and accessory, and high-end lifestyle services, such as high-end travels, hotels, restaurants, automobiles and arts. Apart from established brands, consumers more and more prefer trendy private labels to show their personal status and tastes.

•         Wide acceptance of online shopping. The high-purchasing-power consumer population are making a considerable amount of consumption through online channels every year, especially in large-scale promotional campaigns of online platforms.

As a result, the high-purchasing-power consumer population shows a high propensity to purchase upscale products and services.

11.	According to the Frost & Sullivan report, as illustrated in the chart below, consumption channels of upscale products and services of Chinese consumers can be generally divided into offline channels and online channels of domestic consumption and abroad consumption, respectively.	101	Item 24 on Page 22
12.	Chart on page 101 entitled “Consumption Channels of Upscale Products and Services of Chinese Consumers.”	101	Item 25 on Page 22
13.	Offline channels mainly consist of high-end shopping malls, brand franchised retail stores and other physical stores selling upscale products or providing upscale service. Online channels mainly consist of official websites of brands, purchasing agents and E-commerce platforms, including online upscale goods platforms operated by Chinese and overseas players, and Chinese e-commerce platform giants.	101	Item 26 on Page 22
14.	According to the Frost & Sullivan report, along with the rapid growth of upscale products and services market, the online retail sales of upscale products and services have witnessed a significant growth in China in recent	101	Item 27 on Page 28

years, at a growth rate much higher than the offline retail sales. RMB250.1 billion (US$36.3 billion) in 2016, representing a CAGR of 23.1% from 2012, while the CAGR of offline retail sales is merely 5.8% during the same period. The following chart sets forth the historical and expected upscale products and services online and offline retail sales for the periods indicated

15.	Chart on page 101 entitled “Retail Sales Value of Upscale Product and Services (China), 2012-2021E.”	101	Item 28 on Page 28
16.

According to the Frost & Sullivan report, the massive target consumer base of upscale products and services in China laid the foundation for the long-term growth of the upscale products and services market. Such target consumer base expanded rapidly and represented 31.0% of the global consumers of upscale products and services in 2016. Furthermore, according to the Frost & Sullivan report, the target consumer base of Chinese market has the highest growth potential as compared to those in other countries or regions worldwide. The following chart sets forth the historical and expected percentage of the consumption of upscale products and services by Chinese consumers in value among major countries or regions worldwide for the periods indicated:

		102	Item 29 on Page 27, Item 30 on Page 27
17.	Chart on page 102 entitled “Online Upscale Products and Services Retail Sales Value Comparison, 2012-2021E”	102	Item 30 on Page 27
18.	The key growth drivers of online retail market of upscale products and services in China include: Shift in shopping channel choices. According to the Frost & Sullivan report, the number of online retail consumers has increased from 242.0 million in 2012 to 466.7 million in 2016, representing a CAGR of 17.8%, and is expect to reach 682.2 million in 2021. Meanwhile, the penetration rate of online retail consumers is expect to increase to	102	Item 11 & 31 on Page 42, Item 10 on Page 60, Item 32 & 44 on Page 36, Item 3 on Page 25, Item 33 on Page 33, Item 34 on Page 34 Item 35 on Page 36

70.7% in total internet users by 2021. This presents a tremendous opportunity for upscale products and services retailers to expand their business from offline to online.

Upgraded consumption demands and preferences. According to the Frost & Sullivan report, consumers in China are increasingly shifting their consumption preference of upscale products and services from well-established luxury brands to other designer and trendy labels/brands. Such brands tend to have limited offline retail presence in selected metropolitan cities in China. Chinese consumers are increasing their spending on upscale products and services other than apparel, watches and handbags, such as skincare and cosmetics and customized tourism services, according to the Frost & Sullivan report. Such products and services can generally be purchased with significantly greater ease online.

Growing demands from third- and fourth-tier cities. According to the Frost & Sullivan report, the retail sales value of upscale products in third- and fourth-tier cities grew at a CAGR of 27.4% from 2012 to 2016, and is expected to grow at a CAGR of 20.5% from 2016 to 2021, and which is more than twice of that of the first- and second-tier cities. The retail sales value of upscale services in third- and fourth-tier cities grew at a CAGR of 14.0% from 2012 to 2016, and is expected to grow at a CAGR of 12.1% from 2016 to 2021, which is almost twice of that of the first- and second-tier cities. Meanwhile, unlike those consumers in first- and second-tier cities, the high-purchasing consumer population in third- and fourth-tier cities have limited access to physical stores of upscale brands because upscale brands usually would not be able to operate and maintain their boutiques in these cities in a cost-effective way. The mismatch between supply end and potential great demands opens an enormous growth opportunity for online retail channels in the upscale products and services market.

19.

Furthermore, according to the Frost & Sullivan report, domestic players dominated online upscale products and services retail market in China over the past years, with a percentage of 71.1% in the total retail sales value of online upscale products and services in 2016. Only 28.9% of the retail sales value in the upscale products and services market was contributed by the foreign players in 2016. The dominating advantages of domestic plays could be attributed to following:

•          Mix of products and services offering. Domestic players offer not only a wide range of upscale products as their foreign competitors do, but they also offer comprehensive upscale lifestyle services and pre- and after-sales services to optimize consumers’ shopping experience.

•          Localized business operations. Domestic players usually have strong business relationship with local suppliers, procurement and logistics service companies, and enjoy a good reputation among an established consumer base in China. It takes foreign players considerable time and money to build up similar localized operations and reputation.

•          Immediate reaction to the market. With rich experience in Chinese market and access to big data on consumer online shopping behaviors, domestic players have a deeper understanding of the market trends and are better positioned to adopt the most suitable business strategy in reaction to Chinese consumers’ changing shopping preferences.

		103	Item 13 & Item 36 on Page 56, Item 14 on Page 64, Item 37 on Page 62
20.	According to the Frost & Sullivan report, among the major players of China’s online retail market of upscale products, Secoo ranks the highest by GMV with a market share of 25.3% in 2016. The following chart sets forth the ranking of major players in China in 2016:	103	Item 17 on Page 69

21.	Chart on page 103 entitled “Ranking and Market Share of Pure Upscale Products E-Commerce Platforms by GMV (China), 2016”	103	Item 38 on Page 69
22.

According to the Frost & Sullivan report, Secoo is well positioned in China online upscale products and services industry because (i) it has a high penetration rate in upscale products and services market and (ii) it has higher average sales per order. The following chart sets forth its position in both market penetration and averages sales per order:

		103, 104	Item 39 on Page 70
23.	Chart on page 104 entitled “Comparison of Major E-commerce Platforms (China), 2016”	104	Item 40 on Page 70
24.	According to the Frost & Sullivan report, Asia’s major geographic markets include China, Hong Kong, Malaysia, Japan, Singapore and Korea. Asia’s online retail market of upscale products and services has entered into a growth stage of the industry life cycle, which is characterized by further market expansion, accelerated industry consolidation and increasing technology innovation. Total online retail sales of upscale products and services in Asia reached RMB408.6 billion (US$59.4 billion) in 2016, representing a CAGR of 21.8% from 2012.	104	Item 41 on Page 46
25.	According to the Frost & Sullivan report, among the major players of Asian online pure upscale products e-commerce platforms, Secoo ranked the highest by GMV with a market share of 15.4% in 2016. The following chart sets forth the market shares of major players in Asia in 2016:	104	Item 16 on Page 68
26.	Chart on page 104 entitled “Ranking and Market Share of Online Pure Upscale Products E-Commerce Platforms by GMV (Asia), 2016”	104	Item 42 on Page 68
27.	There has been a strong trend of luxury products consumption moving from offline consumption to online consumption, according to Frost & Sullivan report.	107	Item 44 on Page 36

28.	According to the Frost & Sullivan report, our market shares among the online pure upscale products and services e-commerce platforms in 2016 were approximately 25.3% and 15.4% in China and Asia, respectively, as measured by GMV in 2016.	107	Item 16 on Page 68, Item 17 on Page 69